FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For October 10, 2023
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc

10 October 2023

Transaction in Own Shares

NatWest Group plc (the 'Company' or 'NWG') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
10 October 2023	86,790	227.80	224.10	225.7898	LSE
10 October 2023	8,396	224.40	224.40	224.4000	CHIX
10 October 2023	43,428	227.80	224.30	226.0283	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 31 July 2023, as announced on 31 July 2023.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 204,959,363 Ordinary Shares in treasury and have 8,868,927,091 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90f

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programme is detailed below

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
10 October 2023	08:02:42	BST	2785	224.30	BATE	1668059
10 October 2023	08:02:45	BST	6615	224.30	BATE	1668148
10 October 2023	08:21:40	BST	4809	225.90	BATE	1693105
10 October 2023	08:21:40	BST	4300	225.90	BATE	1693103
10 October 2023	08:37:18	BST	8611	225.70	BATE	1711882
10 October 2023	08:59:01	BST	7864	226.70	BATE	1741411
10 October 2023	09:26:11	BST	1717	227.80	BATE	1779005
10 October 2023	09:26:11	BST	346	227.80	BATE	1779003
10 October 2023	09:26:11	BST	6381	227.80	BATE	1779001
10 October 2023	08:13:03	BST	8396	224.40	CHIX	1679673
10 October 2023	08:01:28	BST	6746	224.60	LSE	1666694
10 October 2023	08:04:08	BST	6321	224.30	LSE	1669752
10 October 2023	08:12:17	BST	809	224.10	LSE	1678810
10 October 2023	08:12:17	BST	3707	224.10	LSE	1678808
10 October 2023	08:12:17	BST	1577	224.10	LSE	1678806
10 October 2023	08:21:40	BST	6042	225.90	LSE	1693107
10 October 2023	08:30:15	BST	1889	225.00	LSE	1703081
10 October 2023	08:30:15	BST	4908	225.00	LSE	1703079
10 October 2023	08:31:43	BST	3479	225.60	LSE	1705111
10 October 2023	08:31:43	BST	2969	225.60	LSE	1705109
10 October 2023	08:37:18	BST	6454	225.80	LSE	1711884
10 October 2023	08:39:27	BST	1787	225.60	LSE	1715017
10 October 2023	08:39:27	BST	3711	225.60	LSE	1715015
10 October 2023	08:43:37	BST	6567	225.90	LSE	1720216
10 October 2023	08:51:06	BST	5649	226.50	LSE	1730827
10 October 2023	08:57:58	BST	5457	226.80	LSE	1739970
10 October 2023	09:07:49	BST	6648	225.90	LSE	1754685
10 October 2023	09:27:43	BST	5895	227.70	LSE	1780889
10 October 2023	09:27:43	BST	87	227.70	LSE	1780887
10 October 2023	09:35:58	BST	1827	227.80	LSE	1791296
10 October 2023	09:35:58	BST	4261	227.80	LSE	1791294

Date: 10 October 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary